

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 14, 2011

Via U.S. Mail

Mr. Kexuan Yao, Chief Executive Officer
China Armco Metals, Inc.
One Waters Park Drive, Suite 98
San Mateo, California 94403

> **Re:** **China Armco Metals, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 001-34631**

Dear Mr. Yao:

We have reviewed your response letter dated April 5, 2011 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2009

Item 9A. Controls and Procedures, page 31
Management's Report on Internal Control over Financial Reporting, page 31

1. We refer to your responses to our prior comments 1 through 3. Please revise future filings to include disclosure concerning the relevant US GAAP experience of the internal personnel and consultants preparing your US GAAP financial statements. We would expect the disclosure to be in a level of detail similar to your response. Your revised disclosure should also include the relevant US GAAP experience of Mr. Thomson and why the company believes Mr. Thomson is qualified to serve as the audit committee's financial expert.

Annual Report on Form 10-K for the year ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19
Critical Accounting Policies, page 30

2. We refer to the company's response to our prior comment 3 in its letter dated January 20, 2011. You agreed to address our concerns regarding the disclosure of critical accounting policies in its December 31, 2010 10-K. However, we know no enhanced disclosure as a result of our comment and the critical accounting policies continue to refer to the accounting policy footnote 2. In this regard, beginning with your next quarterly report for the period ended March 31, 2011, revise your critical accounting estimates disclosure to : (i) provide greater insight into the quality and variability of information in the consolidated financial statements; (ii) address specifically why the accounting estimates or assumptions bear the risk of change; (iii) analyze the factors on how the company arrived at material estimates including how the estimates or assumptions have changed in the past and is reasonably likely to change in the future; and (iv) analyze the specific sensitivity to change of your critical accounting estimates or assumptions based on other outcomes with quantitative and qualitative disclosure, as necessary. Refer to the guidance in Section V of FRR-72 (Release No. 33-8350). Please confirm your understanding and that you will comply in your next Form 10-Q for the quarter ended March 31, 2011.

Notes to the Consolidated Financial Statements

3. We note that the company measures certain assets and liabilities at fair value on a recurring basis, including but not limited to, marketable securities, derivative instruments, and debt instruments. In this regard, please revise your notes to the financial statements beginning with your next quarterly report filed on Form 10-Q to include all disclosures required by ASC 820-10-50. To the extent the company has assets that it measures at fair value on a non-recurring basis subsequent to initial recognition (e.g. impairment of assets), you are also required to provide the disclosures required by ASC 850-10-50-5. As part of your next response, confirm your understanding of this matter and provide us with your planned disclosure.

<u>Pledged Deposits, page F-8</u>

4. We note that pledged deposits have significantly increased over fiscal 2009 to $12.6 million at December 31, 2010 and consist of amounts held in financial institutions for outstanding letters of credit maturing in specified periods. We also note from your disclosure on page F-17, that pledged deposits represent cash with financial institutions as collateral to the letters of credit issued by these financial institutions to be released to pay vendors upon receipt of goods by the company. In this regard, please tell us and revise future filings to disclose why management believes it is appropriate to classify such amounts as current assets. Your revised disclosure and response to us should include the specific periods for which the cash held as collateral for outstanding letters of credit are to be released or mature.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief